
10012890

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

Commission file number 001-14335

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

DEL MONTE SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DEL MONTE FOODS COMPANY
One Market @ The Landmark
San Francisco, California 94105

DEL MONTE SAVINGS PLAN

December 31, 2009

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

Del Monte Corporation Employee Benefits Committee
Del Monte Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Del Monte Savings Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

San Francisco, California
June 9, 2010

DEL MONTE SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

	2009	2008
Assets:		
Investments:		
Plan interest in Master Trust (at fair value)	$ 205,637,549	167,198,829
Total investments	205,637,549	167,198,829
Participant loans	1,564,766	1,129,247
Net assets available for benefits before adjustment	207,202,315	168,328,076
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	399,391	1,339,490
Net assets available for benefits	$ 207,601,706	169,667,566

See accompanying notes to financial statements.

DEL MONTE SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2009 and 2008

	2009	2008
Investment income (loss):		
Plan interest in Master Trust investment income (loss)	$ 36,798,094	(63,692,812)
Participant loan interest	90,733	110,807
Total investment income (loss)	36,888,827	(63,582,005)
Contributions:		
Employee	11,446,891	11,297,413
Employer	3,291,942	3,293,716
Rollovers	861,062	340,388
Total contributions	15,599,895	14,931,517
	52,488,722	(48,650,488)
Deductions – benefits paid to participants	(14,554,582)	(21,545,384)
Net increase (decrease)	37,934,140	(70,195,872)
Net assets available for benefits:		
Beginning of year	169,667,566	239,863,438
End of year	$ 207,601,706	169,667,566

See accompanying notes to financial statements.

(1) Description of the Plan

The Del Monte Savings Plan (the Plan) is a defined contribution plan sponsored by Del Monte Corporation (Del Monte or the Company), a wholly owned subsidiary of Del Monte Foods Company. The Plan provides opportunities for savings to eligible full-time, and part-time salaried employees of the Company. Employees are generally eligible to participate in the Plan upon completion of one year of service. Additional information about the Plan including the benefit provisions of the Plan is described in the plan document, which is available from the Del Monte Corporation Employee Benefits Committee (Committee). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

On October 6, 2008, pursuant to the Purchase Agreement dated June 29, 2008 among Del Monte Corporation, Dongwon Enterprise Co., Ltd. (Dongwon Enterprise), Dongwon Industries Co., Ltd. (Dongwon Industries), Dongwon F&B Co., Ltd. (Dongwon F&B), Starkist Co. (Starkist Co., and collectively with Dongwon Enterprise, Dongwon Industries, Dongwon F&B, the Dongwon Entities), and StarKist Samoa Co. (Acquisition Sub), Del Monte Corporation (i) sold to Starkist Co. all of the outstanding stock of Galapesca S.A., Panapesca Fishing, Inc. and Marine Trading Pacific, Inc., (ii) caused Star-Kist Samoa, Inc. to be merged with and into Acquisition Sub and (iii) sold to Starkist Co. certain assets that are primarily related to the business of manufacturing, marketing, selling and distributing *StarKist* brand products and private label seafood products (such business, the StarKist Seafood Business). The divestiture included the sale of Del Monte's manufacturing capabilities in American Samoa and Manta, Ecuador; and certain manufacturing assets associated with the StarKist Seafood Business located in Terminal Island, California and Guayaquil, Ecuador. All of Del Monte's direct plant employees related to the StarKist Seafood Business joined the Dongwon Entities as a result of the divestiture. In addition, as a result of the transaction, Del Monte transferred to the Dongwon Entities or eliminated a total of 33 salaried positions. Upon closing of the transaction, these employees became 100% vested in their account balances.

On April 17, 2009, the Plan was restated effective as of January 1, 2008, to consolidate various amendments and to make changes required by the favorable determination letter issued February 23, 2009.

(a) Contributions and Benefits

Participants may contribute, through payroll deductions, up to 20% of compensation, subject to the limitations established by the Internal Revenue Code (IRC). Participants may make pre-tax 401(k) contributions, subject to the maximum IRS annual deferral limit of $16,500 and $15,500 in 2009 and 2008, respectively. Participants age 50 and over are eligible to make catch-up contributions of a maximum of $5,500 and $5,000 in 2009 and 2008, respectively.

Eligible participants may also elect to contribute amounts representing distributions from a former employer's qualified retirement plan.

The Company matching contribution formula is 50% of the participant's pre-tax contributions up to 6% of eligible compensation. Catch-up contributions are not matched.

Effective December 1, 2008 the Plan was amended to establish automatic enrollment. For each eligible employee the plan will automatically assume a 6% pre-tax contribution and will invest the

(Continued)

contribution in a default investment fund designated by the Committee until the participant elects otherwise.

(b) *Participant Accounts*

Each participant's account is credited with the participant's contribution and allocations of (i) the Company's contribution and (ii) Plan earnings (losses). Allocations are based on participant earnings (losses) or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(c) *Vesting*

Participants are vested immediately in their contributions plus actual earnings thereon. Participants are vested in the Company's matching contributions after two years of credited service.

(d) *Payment of Benefits*

Benefits are payable, generally in a lump sum, to the participant upon termination, death, total disability, or retirement. Subject to certain restrictions, employees may take in-service withdrawals from their accounts or may borrow from their accounts.

If the total vested amount of a terminated participant's account balance is at least $1,000, but less than or equal to $5,000, the account balance is automatically distributed to an individual retirement account unless the participant elects to receive the distribution directly or to have the distribution paid directly to another eligible retirement plan. If the participant's balance does not equal or exceed $1,000 upon termination, the balance is paid in a single sum distribution.

(e) *Forfeitures*

As of December 31, 2009 and 2008, forfeited nonvested accounts totaled $203,296 and $178,274, respectively. Forfeited nonvested accounts are used to reduce future Company contributions to the Plan. For the years ended December 31, 2009, Company contributions were reduced by $972 from the forfeited nonvested account. For the year ended December 31, 2008 the forfeiture account was credited by approximately $130,000 for a contribution from the H. J. Heinz Company Employees Retirement and Savings Plan (Heinz Plan), which represented amounts retained by the Heinz Plan in order to pay residual expenses following the Company's acquisition of certain Heinz businesses in December 2002.

(2) Summary of Significant Accounting Policies

(a) *Basis of Accounting*

The accompanying financial statements are prepared on the accrual basis of accounting.

(b) *Use of Estimates*

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(Continued)

(c) ***Valuation of Investments and Income Recognition***

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See note 4 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Investment income (loss) includes gains and losses on investments bought and sold, as well as held during the year.

(d) ***Administrative Fees***

The Company pays the expenses reasonably incurred in administering the Plan. Certain fees applicable to the investment options are netted with the returns of those investments. A basis point adjustment is made to investment returns to cover recordkeeping fees.

(e) ***Payment of Benefits***

Benefits paid to participants are recorded upon distribution.

(f) ***Risks and Uncertainties***

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

The plan may invest in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market's perception of the issuers and change in interest rates.

(g) ***Fully Benefit Responsive Investment Contracts***

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

(h) *Recently Issued Accounting Standards*

In May 2009, the Financial Accounting Standards Board (FASB) issued a statement which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. In February 2010, the FASB issued Accounting Standards Update No. 2010-09, *Subsequent Events*, which amends the previous guidance on subsequent events and no longer requires Securities and Exchange Commission (SEC) filers to disclose the date through which subsequent events have been evaluated. The subsequent event provisions are effective for interim and annual reporting periods ending after June 15, 2009 and were effective for the Plan for the year ended December 31, 2009. The adoption of these statements did not impact the Plan's financial statements.

In June 2009, the FASB issued a statement which establishes the FASB Accounting Standards Codification (ASC). The ASC establishes two levels of GAAP—authoritative and nonauthoritative. The ASC is the source of authoritative, nongovernmental GAAP, except for rules and interpretive releases of the SEC. Effective for financial statements issued for interim and annual periods ending after September 15, 2009, the ASC was adopted by the Plan for the year ended December 31, 2009. The adoption of the ASC did not impact the Plan's financial statements.

(3) Investment Options

Various investment funds are available for the purpose of providing participants a choice of investment options, including a Company stock fund. Employee and employer contributions are directed into the various investment options by the participant. These elections can be changed on a daily basis.

Participants exercise control over the investment of their accounts. Plan fiduciaries are not liable for losses incurred by participants as a result of such exercise of control.

(4) Fair Value Measurements

A three-tier fair value hierarchy is used to prioritize the inputs used in measuring fair value. The hierarchy gives the highest priority to quoted prices in active markets (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels are defined as follows:

- Level 1 Inputs – unadjusted quoted prices in active markets for identical assets or liabilities;
- Level 2 Inputs – quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument; and
- Level 3 Inputs – unobservable inputs reflecting the Company's own assumptions in measuring the asset or liability at fair value.

In conjunction with the adoption of the fair value measurement provisions the Plan elected to adopt the measurement provisions of Accounting Standards Update No. 2009-12, *"Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)*" to certain investments in funds that do not have readily determinable fair value. This guidance allows for the estimation of the fair value of investments in investment companies for which the investment does not have a readily determinable fair value using net asset value per share or its equivalent as a practical expedient. Net asset value, in many instances may not equal fair value that would be calculated pursuant to prior fair value guidance.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methods used for the years ending December 31, 2009 and December 31, 2008.

Common collective trust funds: valued based on the net asset value of the fund and is redeemable daily.

Mutual funds: valued at quoted market prices.

Stable value fund: valued at the net asset value of the fund.

Del Monte stock fund: a unitized stock fund valued at quoted market prices plus a cash balance.

The asset's fair value measurement level is based on the lowest level of any input that is significant to the fair value measurement.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2009:

	Investments at fair value			
	Level 1	**Level 2**	**Level 3**	**Total**
Common collective trust funds	$ —	19,574,735	—	19,574,735
Mutual funds	148,169,278	—	—	148,169,278
Stable value fund	—	31,788,324	—	31,788,324
Del Monte stock fund	—	6,105,212	—	6,105,212
Total investments	$ 148,169,278	57,468,271	—	205,637,549

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2008:

	Investments at fair value			
	Level 1	**Level 2**	**Level 3**	**Total**
Common collective trust funds	$ —	16,438,204	—	16,438,204
Mutual funds	114,592,325	—	—	114,592,325
Stable value fund	—	33,008,322	—	33,008,322
Del Monte stock fund	—	3,159,978	—	3,159,978
Total investments	$ 114,592,325	52,606,504	—	167,198,829

(5) Loans to Participants

Participants in the Plan may borrow up to 50% of their vested account balance, not to exceed $50,000. Loans are disbursed from the funds in which the participant has contributed in equal proportion to the fund's balance as compared to the participant's total balance. Loans are repaid over a maximum of

(Continued)

five years. Loans are made at a fixed rate based upon prime plus 2% at the time of the loan. Participant loans are a receivable and are valued at amortized cost, which approximates fair value. As of December 31, 2009, the interest rates for participant loans outstanding range from 5.25% to 10.25%. The loans have maturity dates ranging from January 2, 2010 to December 30, 2014.

(6) Income Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated February 23, 2009, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended and restated since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

(7) Stable Value Fund

The Master Trust holds investments in a benefit-responsive investment contract, the Fidelity Managed Income Portfolio II Class 1 (stable value fund). The investments in the stable value fund are presented at fair value in the table of the investments held in the Master Trust with an adjustment to contract value (note 10). The fair value of the stable value fund equals the total of the fair value of the underlying assets plus the total wrap rebid value, which is calculated by discounting the annual rebid fee, due to rebid, over the duration of the contract assets. The wrapper rebid value of the stable value fund held by the Master Trust was $47,651 and $42,607 at December 31, 2009 and 2008, respectively.

In determining the net assets available for benefits, the stable value fund is recorded at its contract value, which is equal to principal balance plus accrued interest. An investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive.

The stable value fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The stable value fund issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

The stable value fund is included in the financial statements at contract value as reported to the Plan by the trustee. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) the Plan's failure to qualify under Section 401(a) or Section 401(k) of the IRC; (ii) the establishment of a defined contribution plan that competes with the Plan for employee contributions; (iii) any substantive modification of the Plan or the administration of the Plan that is not consented to by the wrap issuer; (iv) complete or partial termination of the Plan; (v) any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the issuer's portfolio's cash flow; (vi) merger or consolidation of the Plan with another plan, the transfer of Plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the Plan sponsor; (vii) any communication given to participants by the Plan sponsor or any other Plan fiduciary that is designed to induce or influence participants not to invest in the stable value fund or to transfer assets out of the stable value fund; (viii) exclusion of a group of previously eligible employees from eligibility in the Plan;

(ix) any early retirement program, group termination, group layoff, facility closing, or similar program or (x) any transfer of assets from the stable value fund directly to a competing option.

The average yield of the stable value fund based on actual earnings was approximately 2.74% and 3.40% for the years ended December 31, 2009 and 2008, respectively. The average yield of the stable value fund based on the interest rate credited to participants was approximately 1.53% and 3.48% for the years ended December 31, 2009 and 2008, respectively.

(8) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contribution accounts.

(9) Transactions with Related Parties

The Committee is the Plan administrator, as defined in the Plan, and therefore, all Del Monte Foods Company common stock transactions involving the Plan qualify as party-in-interest transactions. As of December 31, 2009 and 2008, the Plan owned 520,520 shares and 388,681 shares, respectively, of Del Monte Foods Company common stock. Certain plan investments are managed by Fidelity Management Trust Company (Fidelity). Fidelity is the trustee as designated by the Committee in accordance with the Plan, and, therefore, investment transactions with Fidelity qualify as party-in-interest transactions.

(10) Summary Master Trust Financial Information

The Plan's assets are held by Fidelity, the trustee of the Plan. The Plan trustee executes all transactions therein under the direction of the Committee. The assets are held in the Del Monte Master Trust (Master Trust), commingled with assets of the Company's other defined contribution benefit plan. The Company's benefit plans participating in the Master Trust collectively own, through the Master Trust, the assets based upon investment percentages. Participant transaction activity is designated to the specific plan. Accordingly, each plan's investment percentage in the Master Trust changes regularly. Income earned by the Master Trust is allocated to each plan based upon the investment percentage on the day the income is earned. As of December 31, 2009 and 2008, the Plan's interest in the fair value of the assets of the Master Trust was 70.4% and 70.8%, respectively.

(Continued)

The following table presents the fair values of the Master Trust investments as of December 31, 2009 and 2008:

		2009	2008
Mutual funds:			
Fidelity Retirement Government Money Market Portfolio*	$	23,503,425	25,310,197
PIMCO Total Return Fund Institutional Class		21,570,788	18,600,743
Vanguard Long-Term Investment-Grade Fund Admiral Class		4,366,346	3,508,018
Fidelity Balanced Fund*		33,863,557	28,403,389
Dodge & Cox Stock Fund		18,231,055	13,321,353
Fidelity Equity-Income Fund*		6,023,762	4,561,283
TimesSquare Growth Small Cap Institutional Class		100,367	—
American Funds Growth Fund of America Class		13,777,097	9,546,804
Goldman Sachs Mid Cap Value Institutional Class		7,543,179	5,260,646
Goldman Sachs Growth Opportunities Institutional Class		17,671,043	9,397,867
UBS U.S. Small Cap Growth Class Y		4,031,264	3,107,396
Prudential Target Small Cap Value Fund Class Z		5,856,253	4,458,487
Fidelity Diversified International Fund*		24,879,472	18,650,044
Fidelity Freedom Income Fund*		437,992	284,659
Fidelity Freedom 2000 Fund*		192,581	129,357
Fidelity Freedom 2005 Fund*		403,029	254,175
Fidelity Freedom 2010 Fund*		4,257,078	3,520,813
Fidelity Freedom 2015 Fund*		3,934,520	2,374,867
Fidelity Freedom 2020 Fund*		6,712,637	4,145,259
Fidelity Freedom 2025 Fund*		3,440,096	1,854,975
Fidelity Freedom 2030 Fund*		4,865,343	2,945,268
Fidelity Freedom 2035 Fund*		2,733,172	1,391,306
Fidelity Freedom 2040 Fund*		2,468,725	1,426,093
Fidelity Freedom 2045 Fund*		885,288	344,549
Fidelity Freedom 2050 Fund*		418,250	201,742
		212,166,319	162,999,290
Common Collective Trust Funds:			
Fidelity Managed Income Portfolio II Class 1* (Stable Value Fund)		44,343,734	45,890,655
Fidelity U.S. Equity Index Commingled Pool*		26,951,524	22,566,589
		71,295,258	68,457,244
Del Monte Stock Fund*		8,656,135	4,830,991
Adjustment to contract value		557,138	1,862,260
	$	292,674,850	238,149,785

* Related-party and party-in-interest

(Continued)

Investment income (loss) income for the Master Trust for the years ended December 31, 2009 and 2008 are as follows:

		2009	2008
Investment income (loss):			
Net appreciation (depreciation) in fair value of investments:			
Mutual Funds	$	36,750,898	(79,804,744)
Collective Trust Fund		5,669,535	(13,981,363)
Del Monte Stock Fund		3,463,230	(834,361)
Fixed Maturity Investment Contract		—	(566,352)
		45,883,663	(95,186,820)
Interest		912,851	2,338,519
Dividends		4,163,235	7,334,361
	$	50,959,749	(85,513,940)

(11) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the Statements of Net Assets Available for Benefits as of December 31, 2009 and December 31, 2008 to the Form 5500:

		2009	2008
Net assets available for benefits per the Statements of Net Assets Available for Benefits	$	207,601,706	169,667,566
Less deemed distributions of participant loans		(16,685)	(42,838)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts		(399,391)	(1,339,490)
Net assets available for benefits per the Form 5500	$	207,185,630	168,285,238

The following is a reconciliation of net increase (decrease) per the Statement of Changes in Net Assets Available for Benefits for the years ended December 31, 2009 and 2008 to the Form 5500:

		2009	2008
Net increase (decrease) per the Statement of Changes in Net Assets Available for Benefits	$	37,934,140	(70,195,872)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts		940,099	(1,084,370)
Adjustment for deemed distributions of participant loans		26,153	(42,838)
Net income (loss) per the Form 5500	$	38,900,392	(71,323,080)

DEL MONTE SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

(a)	(b) Identity	(c) Description		(d) Current value
*	Participants	178 participant loans with interest rates ranging from 5.25% to 10.25% and maturity dates ranging from January 2, 2010 to December 30, 2014	$	1,564,766

* Party-in-interest

See accompanying report of independent registered public accounting firm.

DEL MONTE SAVINGS PLAN

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DEL MONTE SAVINGS PLAN



Date: June 9, 2010

David L. Meyers
Executive Vice President, Administration
and Chief Financial Officer

Consent of Independent Registered Public Accounting Firm

The Del Monte Corporation Employee Benefits Committee
Del Monte Savings Plan:

We consent to the incorporation by reference in the registration statement (no. 333-34280) on Form S-8 of Del Monte Foods Company of our report dated June 9, 2010 with respect to the statements of net assets available for benefits of the Del Monte Savings Plan as of December 31, 2009 and 2008, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2009 which report appears in the December 31, 2009 annual report on Form 11-K of the Del Monte Savings Plan.

KPMG LLP

San Francisco, California
June 9, 2010